SIA ENGINEERING COMPANY

02 JUL 11 AM 12: 18

4 July 2002

(FILE: 82-5123)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

BY COURIER

02042504

SUPPL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since our last letter of 19 February 2002 to the date of this letter, the Company (i) (a) has made or is required to make public pursuant to the laws of Singapore, (b) has filed or is required to file with the SGX-ST and which was made public by the SGX-ST and (c) has distributed or is required to distribute to the holders of its securities and (ii) considers material pursuant to paragraph 12g3-2(b).

A list of the said documents is also attached hereto for your easy reference.

No	**Name of Document**	**Date Made Public, Filed or Distributed**	**Entity Requiring Document**
1.	Consent to Act as Director and Statement of Non-Disqualification to Act as Director (Form 45) – Consent from Jimmy Phoon Siew Heng to act as Director	21 May 2002	Registry of Companies and Businesses
2.	Return Giving Particulars in Register of Directors, Managers, Secretaries and Auditors and Changes of Particulars (Form 49) – Appointment of Jimmy Phoon Siew Heng as Director	21 May 2002	Registry of Companies and Businesses
3.	General Lodgement Form (Form 94) - Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)	24 June 2002	Registry of Companies and Businesses
4.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	24 January 2002	SGX-ST
5.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	11 February 2002	SGX-ST
6.	SIA Engineering to Invest US$4 million in Aerospace Tubes Joint Venture	22 February 2002	SGX-ST

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dlw 7/12

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 5423333

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
7.	Address by CEO at Opening Ceremony of SIA Engineering's Joint Venture	27 February 2002	SGX-ST
8.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	10 April 2002	SGX-ST
9.	SIA Engineering Company in Negotiations to Acquire 25% Stack in GAMECO	17 April 2002	SGX-ST
10.	Full Year Financial Statement and Dividend Announcement	17 May 2002	SGX-ST
11.	SIA Engineering Company Posts 92% Increase in Full-Year Profit of $223 million	17 May 2002	SGX-ST
12.	Presentation to Analysts on 20 May 2002: Review of SIAEC Performance – 1 April 2001 to 31 March 2002	20 May 2002	SGX-ST
13.	Notification Pursuant to Article 902(3)(c) of the Listing Manual	21 May 2002	SGX-ST
14.	Appointment of Mr. Jimmy Phoon Siew Heng as Director	21 May 2002	SGX-ST
15.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	24 May 2002	SGX-ST
16.	SIA Engineering Company Signs Service Agreement with SALE	29 May 2002	SGX-ST
17.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	03 June 2002	SGX-ST
18.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	03 June 2002	SGX-ST
19.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	03 June 2001	SGX-ST
20.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	03 June 2002	SGX-ST
21.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	03 June 2002	SGX-ST
22.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	10 June 2002	SGX-ST
23.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	10 June 2002	SGX-ST
24.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	10 June 2002	SGX-ST
25.	Notice of Changes In Substantial Shareholder's Deemed Interests – Temasek Holdings	10 June 2002	SGX-ST
26.	Directors' Report and Audited Financial Statements for the Year Ended 31 March 2002	03 June 2002	Shareholders
27.	SIA Engineering Company Annual Report 2001/2002	20 June 2002	Shareholders

The documents and information enclosed and the documents and other information to be furnished to the Commission in the future pursuant to this exemption request are being furnished under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this exemption request nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of the enclosed documents by stamping on the enclosed copy of this exemption request provided for that purpose and returning the same to our messenger.

Sincerely,

Melanie Lee

Melanie Lee
Legal Counsel

<u>Enclosures</u>

cc. VPC

02 JUL 11 AM 12:20

THE COMPANIES ACT
(CHAPTER 50)
Section 146 (1)

CONSENT TO ACT AS DIRECTOR AND STATEMENT OF NON DISQUALIFICATION TO ACT AS DIRECTOR

FORM 45

Folio No.

Name of Company: SIA ENGINEERING COMPANY LIMITED

Company No: 198201025-C

I, JIMMY PHOON SIEW HENG (Name) of 19B LIM TUA TOW ROAD #03-01 CASA RIVIERA SINGAPORE 547802 (Address), *NRIC/Passport No: S1596086-H hereby consent to act as director of the abovenamed company with effect from 21 MAY 2002 and as required under section 146 (1) of the Companies Act, I state as follows:

(1) That I am not less than 21 years of age and that I am of full capacity.

(2) That I am not an undischarged bankrupt in Singapore or in any other foreign jurisdiction.

(3) Within a period of 5 years preceding the date of this statement I have not had any disqualification order made by the High Court of Singapore against me under section 149 or 154 (2) of the Act.

**(4) That within a period of 5 years preceding 12 November 1993 I have not been convicted whether within or without Singapore, of any offence —

(a) in connection with the promotion, formation or management of a corporation;

(b) involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more; or

(c) under section 157 (failure to act honestly and diligently as a director or making improper use of company information for gain) or under section 339 (failure to keep proper company accounts books) of the Act.

**(5) That within a period of 5 years preceding the date of this statement I have not been convicted, in Singapore or elsewhere, of any offence involving fraud or dishonesty punishable on conviction with imprisonment for 3 months or more.

(6) That —

(a) I have not been convicted of 3 or more offences under the Companies Act in relation to the requirements on the filing of returns, accounts or other documents with the Registrar of Companies and have not had 3 or more orders of the High Court of Singapore made against me under section 13 or 399 of the Act in relation to such requirements; and

(b) the last of any such conviction did not take place or the last of any such order was not made during the period of 5 years preceding the date of this statement.

(7) By virtue of the foregoing I am not disqualified from acting as a director of the abovenamed company.

* Delete where inapplicable

** Where the disqualified person is sentenced to imprisonment, his disqualification takes effect on conviction and continues for a period of 5 years on his release from prison

Form 45 Continuation Sheet 1

Name of Company : SIA ENGINEERING COMPANY LIMITED

Company No : 198201025-C

FORM
45

Folio No.

(8) That —

*(a) I have read and understood the above statements; or

*(b) the above statements were interpreted to me in

. . . .
(state language/dialect)

by . . . .
(state name)

NRIC NO: . . . .

before I executed this form and I confirm that the statements are true. I am also aware that I can be prosecuted in Court if I wilfully give any information on this form which is false.

Signature : . . . .

I do hereby certify that the abovenamed person appeared before me and signed the Consent together with the Statement in my presence and that I have verified his/her identity.

Signature : . . . .

Lee Khai Fatt, Kyle

. . . .

Name of ~~*Notary Public/Advocate & Solicitor/~~
Approved Company Auditor/~~Practising Member of Singapore Association of the Institute of Chartered Secretaries and Administrators~~

Dated this . . . . day of . . . . 20 MAY 2002 . . . .

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies and Businesses by		**For Official Use**
Name :		Date of Registration :
Address :		Receipt No :
A/c No :	Tel No :	Checked By :

THE COMPANIES ACT
(CHAPTER 50)
Sections 146 (1), 173 (6) and 205

RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS, SECRETARIES AND AUDITORS AND CHANGES OF PARTICULARS

FORM 49

Folio No

Name of Company: SIA ENGINEERING COMPANY LIMITED

Company No: 198201025-C

The *particulars/changes of particulars are as follows:

(a) Name (b) Residential Address	(c) NRIC/Passport No (d) Nationality (e) Occupation	(f) Nature of Appointment/ Change/Cessation and Effective Date (For new companies, state "Appointed with effect from date of incorporation")
†DIRECTOR (A) JIMMY PHOON SIEW HENG (B) 19B LIM TUA TOW ROAD #03-01 CASA RIVIERA SINGAPORE 547802	(C) S1596086-H (D) SINGAPOREAN (E) MANAGING DIRECTOR & HEAD OF CORPORATE STEWARDSHIP	(F) APPOINTED AS DIRECTOR WITH EFFECT FROM 21 MAY 2002

Dated 21 May 2002

Signature: [signature]

Name of *~~Director~~/Secretary: DEVIKA RANI DAVAR

This Form consists of this page *and – continuation sheet(s).

*Delete where inapplicable.
†Insert headings, ie, Directors, Managers, Secretaries or Auditors

Note: Attach Annexes for particulars of other directorships of public companies or their subsidiaries in Singapore. Changes in respect of NRIC/Passport No and address notified herein will be updated by the Registry in all other companies of which the above persons are officers and shareholders. Auditors need only give their firm's name address

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name:	Date of Registration:
Address:	Receipt No:
A/c No: Tel No:	Checked By:
Fax No:	

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: SIA Engineering Company Limited

Company No: 198201025C

Name of person lodging this form: Devika Rani Davar (Mrs)

*NRIC/Passport No: S2507415G

Address: 517 Elias Road
Singapore 519925

Designation: Company Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notification of closure of register of members pursuant to S.192 of the Companies Act (Cap 50)

(2) Date of document: 24 June 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

See Annexure A

2 This lodgment was completed and signed by me on:

Signature of person making lodgment

Signature of Witness

*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Devika Rani Davar	Date of Registration:
Address: 25 Airline Road, Airline House S(819829) Tel No: 6541-5151	Receipt No:
A/c No: Fax No 6546-0679	Checked By:

Name of Company : SIA Engineering Company Limited

Company No. : 198201025-C

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 20th Annual General Meeting of the Company for the payment of the final dividend which will be paid on 26 July 2002, the Share Transfer Books and the Register of Members of the Company will be closed on 15 and 16 July 2002 (both dates inclusive) to determine Shareholders' entitlements to the final dividend.

Duly completed transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00The Corporate Office, Singapore 068906 up to 5 pm on 12 July 2002 will be registered to determine shareholders' entitlement to the proposed final dividend.

Dated : 24 June 2002

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	21/01/2002
Date of change of deemed interest:	16/01/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	512,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.6882
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,656,000	
% of issued share capital:	87.07	
No. of shares held after change:	871,168,000	
% of issued share capital:	87.12	
Total shares:	871,168,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/01/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

24 JAN 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 542 1723

REF: TS 3 JJ

DATE: 18-Jan-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 15-Jan-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	656,000	1.43600	870,000,000	87.00%	870,656,000	87.07%
* 16-Jan-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	512,000	1.68820	870,656,000	87.07%	871,168,000	87.12%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* These transactions were reported to us on 18 Jan 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	07/02/2002
Date of change of deemed interest:	05/02/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	0.003
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.847
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,168,000	
% of issued share capital:	87.12	
No. of shares held after change:	871,198,000	
% of issued share capital:	87.12	
Total shares:	871,198,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 11/02/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

-7 FEB 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

REF: TS 3 JJ

DATE: 7-Feb-02

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 542 1723

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 5-Feb-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	30,000	1.84700	871,168,000	87.12%	871,198,000	87.12%

\+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 7 Feb 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

0.003%

GOH YIN DEE (MISS)
MANAGER

Listed Companies' Announcement

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Temasek Holdings (Private) Limited
Date of notice to company: 07 Feb 2002
Date of change of deemed interest: 05 Feb 2002
Name of registered holder: CDP: DBS Nominees
Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change: 30,000
% of issued share capital: 0.003
-
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee: 1.847
-
No. of shares held before change:
-
% of issued share capital:
-
No. of shares held after change:
-
% of issued share capital:

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,168,000	
% of issued share capital:	87.12	
No. of shares held after change:	871,198,000	
% of issued share capital:	87.12	
Total shares:	871,198,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 11/02/2002 to the SGX

Next Annc Prev Annc

SIA ENGINEERING COMPANY LIMITED

SIA Engg to invest US$4m in aerospace tubes joint venture

The only facility of its kind in Asia to tap regional market niche

SINGAPORE – 22 February 2002 -- Mainboard-listed SIA Engineering Company Limited (SIA Engg) today formalised a joint venture with International Aerospace Tubes (IAT) to repair aerospace tubes, ducts and manifolds, commonly known in the aircraft maintenance industry as "tubes".

Called IAT-Asia, the joint venture is one-third owned by SIA Engg, with the remaining two-thirds held by IAT, a joint venture between Pratt &Whitney (P&W) and Tube Processing Corp (TPC).

IAT-Asia, which will have a paid-up capital of US$12 million, will initially repair tubes used on P&W's family of aircraft engines (specific models: JT8D, JT9D, PW2000 & PW4000). The company plans to expand its range of capabilities to include other manufacturers' engines such as General Electric, CFM and IAE (CF6, CFM56 & V2500 models) when its customer base increases. The first in Asia to offer such services, IAT-Asia will expand its range of repair services to include airframe tubes in the near future.

Mr. William Tan, Chief Executive Officer of SIA Engg said: "IAT-Asia's presence in this region will provide a much-awaited service to airlines based in Asia, offering them faster turnaround time and lower repair costs."

"IAT-Asia is the 16th in our stable of joint ventures with strategic partners, who are leading original equipment manufacturers and specialists in cutting-edge aviation technology. Collectively, these joint ventures bring critical support services close to SIA Engg's main centre for airframe and component overhaul maintenance at its Singapore-based hangars. It is noteworthy that our hangars are fully booked for the remaining two months of FY01/02 and 85% committed for FY02/03," Mr Tan added.

"We are excited about expanding P&W's presence in Singapore through this joint venture," said Mr Robert F. Leduc, P&W Chief Operating Officer and President of P&W's engines business. "IAT-Asia enables us to bring our repair capabilities closer to our customers in Asia."

"It also gives us the opportunity to combine our strengths with those of two leaders in aerospace overhaul and repair, TPC and SIA Engg," he said.

"TPC is very pleased to expand its overhaul and repair support activities to this strategic part of the Aerospace Globe," said Mr George Seybert, Chairman and owner of TPC. Mr Seybert added, "It would be very difficult to bring this type of world class re-manufacturing to our Asian customers without the critical partnerships of SIA Engg and P&W."

IAT-Asia's facility, to be located near Changi Airport, will be equipped with the latest tube processing technology. The company will spend approximately US$9 million in the first two years, and projects a capital expenditure of over US$20 million for investments in plant and equipment for the next 10 years.

IAT-Asia expects revenues to reach approximately US$5 million in its first full year of operations, and to grow to US$30 million in 10 years.

The facility, expected to be ready at the end of this year, will have a workforce of 30, mainly Singaporean

workers. At full capacity, the company is expected to employ some 80 highly-skilled workers.

In 2001, SIA Engg's joint ventures in Singapore, China, Hongkong, Taiwan and Ireland have a total of approximately S$1.5 billion in revenue, with 75 per cent derived from airlines outside the Singapore Airlines Group. Collectively, these 16 joint venture companies employ 4,300 engineers, technicians and executives, a third of whom are based in Singapore. The total strength of the SIA Engg Group workforce, including those employed by the joint ventures, is 9,000.

For the current financial year ending 31 March 2002, SIA Engg is expected to see its share of profits from subsidiary and associated companies rise substantially, thereby contributing to a larger proportion of SIA Engg's consolidated net profit. The SIA Engg Group also aims to increase the proportion of business from outside the SIA Group. Taking into account SIA Engg's equity holding in its joint ventures, third-parties currently contribute approximately 31% of SIA Engg Group's business.

About SIA Engineering Company

SIA Engineering Company, a listed subsidiary of Singapore Airlines, is a major provider of comprehensive aircraft maintenance, repair and overhaul (MRO) services in Asia Pacific.

With an annual turnover of more than S$660 million in FY00/01 and over 4,700 employees, the Company has a worldwide client base of more than 70 airlines. SIA Engineering Company handles more than 90% of the airlines transiting Singapore Changi Airport, providing line maintenance and technical ground handling services. The Company offers airframe and component repair and overhaul services to passenger and cargo carriers from the United States, Middle East and Asia Pacific. In addition, SIA Engineering Company has continually introduced new services, such as fleet technical management, material management and on-site technical support, to its suite of comprehensive services.

To date, SIA Engg has forged a total of 16 strategic joint ventures in Singapore, Ireland, China, Hong Kong and Taiwan, covering the whole spectrum of aircraft maintenance services -- aircraft and engine component overhaul services, airframe maintenance and line maintenance.

SIA Engineering Company has approvals from 25 national aviation regulatory authorities to provide MRO services for aircraft representation in the United States, major European countries and Japan, among others.

About Pratt & Whitney

Pratt & Whitney, a United Technologies company (NYSE:UTX), is a world leader in the design, manufacture and service of aircraft engines, space propulsion systems and industrial gas turbines.

About Tube Processing Corp

Based in Indianapolis, privately-owned TPC manufactures engine ducts and other sheet metal products and machine fittings for both aerospace and commercial engine markets for OEMs such as Pratt & Whitney, General Electric, and Rolls Royce. TPC also performs enhanced engine component repairs typically not specified by OEMS.

For more information, please contact:

SIA Engineering Company Limited
Chia Peck Yong
Manager Public Affairs
Tel: (65) 541 5134

Fax: (65) 546 0679
Email: peckyong_chia@singaporeair.com.sg

Submitted by Devika Rani Davar, Company Secretary on 22/02/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Address by CEO at Opening Ceremony of SIA Engg's Joint Venture

ADDRESS BY MR WILLIAM TAN
CHIEF EXECUTIVE OFFICER
SIA ENGINEERING COMPANY
OPENING CEREMONY OF SINGAPORE AERO ENGINE SERVICES LIMITED
27 FEBRUARY 2002

1. Brigadier-General George Yeo, Minister of Trade and Industry, Mr Koh Boon Hwee, Chairman Singapore Airlines, Dr Cheong Choong Kong, Chairman SIA Engineering Company, Mr John Cheffins, President Rolls-Royce Civil Aerospace, distinguished guests, ladies and gentlemen.

2. It is my privilege and honour to welcome you to this excellent facility. Three years ago, SIA Engineering Company, Rolls-Royce and HAESL shared a common vision of setting up a world-class Trent engine overhaul centre to serve the entire Asia Pacific region. Today, that vision is transformed into reality. The successful development of this S$185 million facility is testimony to the excellent and close relationships that exist between the partners.

3. Collaboration has been a key thrust of SIA Engineering Company's growth strategy. We have assiduously built up our capabilities by forging strategic alliances with world-class partners. These subsidiary and associated companies enhance SIA Engineering Company's service capabilities and value.

4. We are pleased to seal yet another partnership with Rolls-Royce, a name synonymous around the world with quality and excellence. We are heartened that they have once again reaffirmed their confidence in SIA Engineering Company by jointly developing SAESL, which will become a Centre of Excellence for Trent engines in Asia Pacific. Together with our two other partnerships with Rolls-Royce, IECO in Singapore and HAESL in Hongkong, we are poised to capture a larger slice of the growing engine overhaul market in Asia Pacific.

5. SAESL joins SIA Engineering Company's current stable of 16 joint venture companies. These joint ventures cover the entire spectrum of aircraft maintenance services. The combined revenue of these joint ventures is approximately S$1.5 billion in 2001, with 75% derived from non-Singapore Airlines customers. Collectively, they provide employment to 4,300 people. With these joint ventures, the SIA Engineering Group has 9,000 skilled workers and executives, the majority being in Singapore. Taking into account SIA Engineering Company's equity holding in its joint ventures, about 31% of SIA Engineering Group's business come from airlines outside the SIA Group.

6. The majority of these joint ventures are in Singapore as we develop our base here to become the heart of our international operations, offering high value-added services to our global network. Our joint ventures in Singapore have contributed about S$500 million in

investments into our local economy and attracted world-leading aerospace companies to our shores, a boost to the Government's drive to position Singapore as a leading aviation hub of the region.

7. The SIA Engineering Group will continue to grow as we unfold our business plans and extend our global footprint. The thrust of our growth has gained greater impetus and momentum since our listing in May 2000.

8. Despite the doom and gloom proffered by the naysayers, the fundamentals and industry trends that prevailed before September 11 last year have not changed. If anything else, they have accelerated the pace of airlines restructuring to achieve higher operating efficiencies.

9. With maintenance, repair and overhaul (MRO) making up a substantial portion of airline costs, and as the fleets of airlines grow in size and complexity, the demand for MRO services to maximise operating efficiency will become more important. To achieve this, airlines are looking for suppliers who can provide total solutions such as integrated systems, processes and infrastructure to support the efficient use of their fleets.

10. Increasingly, airlines are seeking MRO providers who are able to provide seamless, total maintenance solutions. By increasing the scope of outsourced maintenance services, airlines are able to extract more economy of scale benefits from MRO providers.

11. SIA Engineering Company's business strategy and strengths have been developed around these growing trends in airline needs. The synergy of our airline engineering expertise with the capabilities of our joint venture technology partners enables us to put in place a formidable set of capabilities and standards designed to deliver high value to customers.

12. SAESL epitomises the collaborative partnership MRO providers and original equipment manufacturers are forging together, to bring about seamless services to airlines. We are confident that SAESL will grow from strength to strength within the fold of SIA Engineering Group, Rolls-Royce and HAESL. We look forward to yet another successful joint venture.

Thank you.

Submitted by Devika R Davar, Company Secretary on 27/02/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/04/2002
Date of change of deemed interest:	05/02/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	616,000
% of issued share capital:	0.0616
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	1.85
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,198,000	
% of issued share capital:	87.12	
No. of shares held after change:	871,814,000	
% of issued share capital:	87.18	
Total shares:	871,814,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 10/04/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

11 APR 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6542 1723

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Ms Daisy Tan, Issuer Regulation Department

REF: TS 3 JJ

DATE: 8-Apr-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 5-Feb-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET PURCHASE	616,000	1.85000	871,198,000	87.12%	871,814,000	87.18%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 5 Apr 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

- 8 APR 2002
VICE PRESIDENT
(CORPORATE)

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6542 1723

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Ms Daisy Tan, Issuer Regulation Department

REF: TS 3 JJ

DATE: 8-Apr-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 5-Feb-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET PURCHASE	616,000	1.85000	871,198,000	87.12%	871,814,000	87.18%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 5 Apr 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

0 0616 7

GOH YIN DEE (MISS)
MANAGER

TOTAL P.01

SIA ENGINEERING COMPANY LIMITED

SIA Engineering Company in negotiations to acquire 25% stake in GAMECO

SIA ENGINEERING COMPANY

PRESS RELEASE

SIA Engineering Company in negotiations to acquire 25% stake in GAMECO

SINGAPORE, 17 April 2002 – Mainboard-listed **SIA Engineering Company Limited**, a leading provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific, has entered into a conditional agreement to acquire the entire 25% stake in Guangzhou Aircraft Maintenance Engineering Company (GAMECO) held by U.S. aerospace firm Lockheed Martin Aeronautics Service International. SIA Engineering Company and Lockheed Martin Aeronautics Service International will proceed to negotiate the detailed terms of the definitive agreement. The proposed transaction will be subject to, amongst other things, the consent of the shareholders of GAMECO as well as the receipt of necessary regulatory and government approvals. The conclusion of the proposed transaction is subject to negotiations, entry into the mutually agreed definitive agreement and satisfaction of closing conditions.

SIA Engineering Company will make further announcements at the appropriate time.

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for over 200 flights daily, as well as airframe and component overhaul on some of the most advanced and widely-used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures was approximately S$1.5 billion in 2001, with 75% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, third-party airlines contributed approximately 31% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 25 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

About GAMECO

Established in 1989, GAMECO (www.gameco.com.cn), an equity joint venture between China Southern Airlines, Lockheed Martin Aeronautics Service International and Hutchison Aircraft Maintenance Investment, is based in Guangzhou Baiyun International Airport. The Company is FAA, JAA and CAAC certified to perform multi-levels of aircraft maintenance checks for Boeing 737, B757, B767, B777 as well as Airbus A320 and A321 aircraft. GAMECO has backshops providing extensive component repair capabilities to support its maintenance commitments.

GAMECO is the maintenance service provider of China Southern Airlines, the largest airline in China with a substantial fleet of 80 advanced aircraft. GAMECO also provides maintenance services to over 30 other domestic and international airlines.

Submitted by Devika Rani Davar, Company Secretary on 17/04/2002 to the SGX

02 JUL 11 AM 12:29

SIA ENGINEERING COMPANY LIMITED

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 March 2002.
These figures have been audited.

		Group			Company		
		S$M		%	S$M		%
		31/03/2002	31/03/2001	Change	31/03/2002	31/03/2001	Change
1.(a)	Turnover	835.6	654.4	+27.7	830.9	650.9	+27.7
1.(b)	Investment income	0	0	-	0	0	-
1.(c)	Other income including interest income	7.5	10.8	-29.9	9.1	10.8	-15.0
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	230.4	141.5	+63.0	231.3	141.3	+63.7
2.(b)(i)	Interest on borrowings	0	(0.1)	-100.0	0	0	-
2.(b)(ii)	Depreciation and amortisation	(22.3)	(20.8)	+7.3	(20.9)	(20.4)	+2.2
2.(b)(iii)	Foreign exchange gain/(loss)	2	4.6	-56.6	1.9	4.6	-58.0
2.(c)	Exceptional items	0	0	-	0	0	-
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	210.1	125.2	+67.8	212.3	125.5	+69.2

		Group			Company		
		S$M		%	S$M		%
		31/03/2002	31/03/2001	Change	31/03/2002	31/03/2001	Change
2.(e)	Income derived from associated companies	42.4	4	N.M.	3.7	1.9	+94.2
2.(f)	Less income tax	(29.3)	(13.4)	+118.7	(25.4)	(13.9)	+83.4
2.(g)(i)	Operating profit after tax before deducting minority interests	223.2	115.8	+92.7	190.6	113.5	+67.9
2.(g)(ii)	Less minority interests	(0.2)	0.1	N.M.	0	0	-
2.(h)	Operating profit after tax attributable to members of the company	223	115.9	+92.4	190.6	113.5	+67.9

2.(i)(i)	Extraordinary items	0	0	-	0	0	-
2.(i)(ii)	Less minority interests	0	0	-	0	0	-
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	-	0	0	-
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	-	0	0	-
2.(i)(v)	Transfer to Capital Reserve	0	0	-	0	0	-
2.(i)(vi)	Transfer to Reserve Fund	0	0	-	0	0	-
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	223	115.9	+92.4	190.6	113.5	+67.9

Note:
N.M. = Not meaningful

-		Group Figures	
-		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	26.70%	17.70%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	32.70%	23.90%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
3.(c)(i)	Based on existing issued share capital	22.3cts	11.6cts
3.(c)(ii)	On a fully diluted basis	22.2cts	11.6cts
3.(d)	Earnings per share based on 2(j) above:-		
	(i) Based on existing issued share capital	22.3cts	11.6cts
	(ii) On a fully diluted basis	22.2cts	11.6cts
3.(e)	Net tangible asset backing per ordinary share	68.3 cts	48.5 cts

-		Group			Company		
-		S$M		%	S$M		%
-	-	31/03/2002	31/03/2001	Change	31/03/2002	31/03/2001	Change
4.(a)	Sales reported for first half year	417.5	307.2	+35.9	415.5	305.4	+36.1
4.(b)	Operating profit [2(g)(i) above] reported for first half year	97.7	60.4	+61.8	84.5	56.5	+49.6
4.(c)	Sales reported for second half year	418.1	347.2	+20.4	415.4	345.5	+20.2
4.(d)	Operating profit [2(g)(i) above] reported for second half year	125.5	55.4	+126.5	106.1	57	+86.1

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There is an underprovision of $4.0 million tax in respect of prior years.

5.(b) Amount of any pre-acquisition profits

The increased investment in Singapore Jamco Pte Ltd, from 51% to 65%, gave rise to a pre-acquisition profit of $0.1 million.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

	THE GROUP		THE COMPANY	
	2001-02 S$M	**2000-01 S$M**	**2001-02 S$M**	**2000-01 S$M**
Business Activity				
Airframe and component overhaul services	511.4	392.1	506.7	388.6
Line maintenance and technical ground handling	324.2	262.3	324.2	262.3
	835.6	654.4	830.9	650.9

Note:
The Company operates in Singapore in one business segment, that of maintenance, repair and overhaul of aircraft and aircraft engines.

7.(a) Review of the performance of the company and its principal subsidiaries

(i) Comments on results

(a) Notwithstanding the events of September 11 and the general downturn in the global airline industry, the Company's operating profit for the financial year 2001-02 was $212.3 million, an increase of $86.8 million (or 69.2%) from FY2000-01. Revenue increased $180.0 million (or 27.7%) to $830.9 million. Significant improvement in productivity was achieved from improved allocation of resources and enhanced work processes. Workload increased as a result of additional capacity from the new hangar 3 from October 2001. Expenditure increased at a lower rate of 17.1% to $627.7 million because of productivity improvements and cost cutting measures. In addition, there were cost savings from non-payment of profit-sharing bonus, in line with the profit-sharing agreement, which is based on profits of the SIA Group and is applicable until the end of FY2003-04. A payment equivalent to 4.54 months basic wage ($58.2 milliom) was made for FY 2000-01.

(b) The Company's profit before tax was $216.0 million, an increase of $88.6 million (or 69.6%). The Company's profit after tax was $190.6 million, an increase of $77.1 million (or 67.9%).

(c) The Group's operating profit rose by $84.9 million (or 67.8%) to $210.1 million. Profit before tax increased by $123.3 million (or 95.4%) to $252.5 million, assisted by an increase of $38.4 million in share of profits from associated companies and joint venture companies. Our 16 associated companies and joint ventures in Singapore, China, Hong Kong, Taiwan and Ireland generate about $1.7 billion in revenue, with 83% derived from airlines outside the Singapore Airlines Group, and employ about 4,300 staff.

(d) The Group's shareholders' funds rose 40.8% to $682.7 million. Return on shareholders' funds was 32.7%, an increase of 8.8 percentage points over FY2000-01. Basic earnings per share was 22.3 cents, an increase of 92.4% over FY2000-01.

(e) The Group's taxation increased by $15.9 million (or 118.7%) over FY 2000-01, a result of an increase in the provision for deferred tax arising from timing differences relating to fixed assets, and additional tax from the increase in share of profits of associated companies and joint venture companies.

(f) The increased investment in Singapore Jamco Pte Ltd, from 51% to 65%, gave rise to a pre-acquisition profit of $0.1 million. There were no gains or losses arising from disposals of investments.

(g) No transaction or event of a material and unusual nature has arisen between 31 March 2002 and the date of this report that would substantially affect the results of the Company or the Group.

(ii) Subsequent events

(a) On 17 April 2002, the Company entered into a conditional agreement to acquire the entire 25% stake in Guangzhou Aircraft Maintenance Engineering Company (GAMECO) held by U.S. aerospace firm Lockheed Martin Aeronautics Service International. SIA Engineering Company and Lockheed Martin Aeronautics Service International will proceed to negotiate detailed terms of the definitive agreement.

(b) On 3 May 2002, the Singapore Finance Minister announced the revision in the Singapore corporate tax rate from 24.5% to 22.0%. The revised rate will apply for the financial year ended 31 March 2002. The provisions for current and deferred tax in FY2001-02 have not been adjusted to reflect the change in the tax rate. Had they been adjusted, the profit after tax would increase by $2.8 million to $225.8 million for the Group, and by $2.7 million to $193.3 million for the Company. The resulting provision for current tax for the Group and Company would amount to $26.1 million, and the provision for deferred tax for the Group and Company would amount to $12.6 million and $12.5 million respectively.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

No item or event of a material or unusual nature which would have affected the results of the operations of the Group and the Company has occurred between the date to which the report refers and the date on which the report is issued.

8. Commentary on current year prospects

Outlook for Financial Year 2002-2003

(i) The beginning of the year saw early encouraging signs of recovery in the airline industry. Uncertainties in oil prices and the pace of global economic recovery, however, cloud the overall outlook. The difficult environment has hastened the need for airlines to improve the operating efficiency of their fleets by seeking maintenance, repair and overhaul (MRO) providers who can offer total, value-based solutions with competitive turnaround times. The Company is well positioned to tap this growing demand, offering comprehensive in-house capabilities and critical support services that our joint-venture technology partners bring.

(ii) Barring unforeseen circumstances, the Company expects its revenue to remain strong in FY2002-03.

9. Dividend

(a) Present Period

Name of Dividend	Interim	Final	Final
Dividend Type	Cash	Cash	Cash
Dividend Rate	1.5 cents per ordinary	1.2 cents per ordinary	1.8 cents per ordinary

	share less tax	share less tax	share tax exempt
Par value of shares	$0.10	$0.10	$0.10
Tax Rate	24.5	22.0	

(b) Previous Corresponding Period

Name of Dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Rate	1.5 cents per ordinary share less tax	2.5 cents per ordinary share less tax
Par value of shares	$0.10	$0.10
Tax Rate	25.5	24.5

(c) Total Annual Dividend

	Latest Year ($M)	Previous Year ($M)
Ordinary	38.7	30.1
Preference	0	0
Total:	38.7	30.1

(d) Date payable

An interim dividend of 1.5 cents per share less income tax at 24.5% (amounting to $11.3 million) was paid on 28 November 2001.

A final dividend of 3 cents per share (1.2 cents less income tax at 22% and 1.8 cents tax exempt), amounting to $27.4 million, is proposed for FY 2001-02.

(e) Books closing date

(i) Notice is hereby given that, subject to approval being obtained at the Twentieth Annual General Meeting of the Company for the payment of the final dividend, which will be paid on 26 July 2002, the Share Transfer Books and Register of Members of the Company will be closed from 15 July 2002 to 16 July 2002 (both dates inclusive) to determine shareholders' entitlements to the final dividend.

(ii) Duly completed transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5 p.m. on 12 July 2002 will be registered to determine shareholders' entitlements to the proposed final dividend.

(f) Any other comments relating to Paragraph 9

Arising from the adoption of SAS 10 (2000) - Events after the Balance Sheet Date, the financial statements do not reflect the proposed final dividend as set out in paragraph 9(a), which was proposed subsequent to the end of the financial year. This proposed final dividend, which amounted to $27.4 million, would be accounted for in the shareholders' equity as an appropriation of retained profits for the financial year ending 31 March 2003.

10. Balance sheet

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	S$M	S$M	S$M	S$M
Fixed assets	189.4	164.5	185.4	160.
Subsidiary companies	-	-	5.5	4.5
Associated companies	203.6	167.8	152.4	156.
Joint venture companies	45.4	35.0	50.5	36.9
Long term investments	29.3	29.2	29.3	29.2
Current assets	438.5	335.2	435.3	333.
Less: Current liabilities	(207.4)	(239.0)*	(206.0)	(237.5
	698.8	492.7	652.4	483.
Share capital	100.0	100.0	100.0	100.
Reserves	582.7	385.1*	538.5	377.9
Shareholders' funds	682.7	485.1	638.5	477.
Minority interest	2.0	2.3	-	-
Deferred taxation	14.1	5.3	13.9	5.3
	698.8	492.7	652.4	483.

* In FY 2001-02, the Group and Company has adopted the revised SAS 10. Under the revised SAS 10, final dividends are recognized when they are declared payable. This has resulted in the Group and Company reversing the liability for proposed final dividends. The change has been applied retrospectively by adjusting the revenue reserves as at 31 March 2001; comparatives have been restated. In consequence, revenue reserves of the Group and the Company as at 31 March 2001 is $18.9M higher than previously reported.

11. Details of any changes in the company's issued share capital

(i) During the financial year, there was no change in the Company's authorised and issued share capital.

(ii) On 2 July 2001, options were granted under the SIA Engineering Company Limited Employee Share Option Plan ("Plan") to eligible employees to subscribe for 15,638,700 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,516,700 shares were accepted by the employees. The exercise periods of the said options will commence on 2 July 2002 for Senior Executives (as defined under the Plan) or 2 July 2003 for other employees, and will expire on 1 July

2011. The exercise price of the Shares under the said options is $1.41 per share. As at 31 March 2002, options to subscribe for a total of 44,578,400 shares are outstanding under the Plan (Option to subscribe for a total of 365,100 shares lapsed pursuant to Rule 8.3 of the Plan). None of the options granted on 28 March 2000, 3 July 2000 or 2 July 2001 have been exercised to date.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/03/2002		As at 31/03/2001	
Secured	Unsecured	Secured	Unsecured
0	S$1.0M	0	S$1.1M

(b) Amount repayable after one year

As at 31/03/2002		As at 31/03/2001	
Secured	Unsecured	Secured	Unsecured
0	0	0	0

(c) Any other comments relating to Paragraph 12

NIL

BY ORDER OF THE BOARD

Devika Rani Davar
Company Secretary
17 May 2002

Auditor's Report

We have audited the financial statements and consolidated financial statements of SIA Engineering Company Limited and its subsidiary companies set out on pages 12 to 41. These financial statements comprise the balance sheets of the Group and the Company as at 31 March 2002, and the profit and loss accounts, the statements of changes in shareholders' equity of the Group and the Company and cash flow of the Group for the financial year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence

supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements and consolidated financial statements are properly drawn in accordance with the provisions of the Companies Act, Cap. 50 ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Group and of the Company as at 31 March 2002, the results, the changes in shareholders' equity of the Group and of the Company and cash flow of the Group for the financial year then ended; and

(ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provision of the Act.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants
(Partner: Winston Ngan)

Dated this 14th of May 2002
Singapore

Press Release

SIA Engineering Company posts 92% increase in full-year profit of $223 million

SINGAPORE – 17 May 2002 – For the financial year ended 31 March 2002, SIA Engineering Company Limited earned a profit attributable to shareholders of $223.0 million, a 92.4% increase over the year before. Revenue grew 27.7% to $835.6 million. The significant improvement in performance was achieved in a difficult environment, especially during the second half when the airline industry suffered a severe slowdown caused by the 11 September events.

The 27.7% increase in revenue, amounting to $181.2 million, was derived mainly from core activities of airframe maintenance and component overhaul, and line maintenance. Revenue from airframe maintenance and component overhaul grew by 30.4%, supported by strong workload increase, while revenue from line maintenance grew by 23.6%, boosted by expanded work scope and volume at Singapore Changi Airport.

Expenditure increased at a lower rate of 17.0% to $631.9 million, as a result of productivity improvement and cost-cutting measures. In addition, there were cost savings from non-payment of profit-sharing bonus, in line with the profit-sharing agreement based on profits of the SIA Group, which is applicable until the end of FY2003/04. A payment equivalent to 4.54 months basic wage ($58.2 million) was made for FY2000/01.

The resulting Group operating profit for FY2001/02 increased by 71.4% to $209.4 million.

A tenfold increase in the share of profits from the Group's associated companies and joint ventures contributed a total of $42.4 million, which forms 19% of the Group's net profit.

Basic earnings per share rose 92.4% from 11.6 cents to 22.3 cents, while net tangible assets backing per share increased 40.8%, from 48.5 cents to 68.3 cents.

The Company is proposing a final dividend of 3 cents per share (with a par value of 10 cents). This brings the total dividend for FY01/02 to 4.5 cents per share, a 12.5% increase over the previous year. The total dividend for FY2001/02 translates into a gross dividend yield of 2.2% (on the basis of the share price of $2.07 at the close of 31 March 2002) and a payout ratio of 20.3%.

Commenting on the Company's operating performance, Mr William Tan, CEO of SIA Engineering Company said, "The impact on the MRO business post-September 11 has been mixed. Overall, the industry was resilient as maintenance checks are mandated by regulatory authorities. However, airlines may desert-park or reduce utilisation of older, less fuel-efficient aircraft to trim costs. As we service mainly newer aircraft models, we were less impacted by these measures."

"The current difficult environment has hastened airlines' efforts to improve their fleet operating efficiency by seeking MRO providers who can offer total, value-based solutions with competitive turnaround times. The Company is well positioned to tap this growing demand, with the fusion of our comprehensive in-house capabilities and the critical support services our joint-venture technology partners bring," he added.

SIA Engineering Company has been assiduously building up a business model that leverages on industry trends and capitalises on our strength as an airline and original equipment manufacturer linked MRO provider. While we have access to the modern fleet of 113 aircraft in the SIA Group, as well as a customer base of more than 80 airlines and equipment manufacturers, the Company is also strategically aligned with world-leading equipment makers such as Pratt & Whitney and Rolls-Royce, through its 16 joint ventures in Singapore, China, Hongkong, Taiwan and Ireland.

In addition to growing its capabilities and capacity in Singapore, SIA Engineering Company looks forward to enhancing its market share through acquisitions and alliances. In April 2002, the Company announced plans to acquire a 25% stake in Guangzhou Aircraft Maintenance Engineering Company (GAMECO), which maintains the 80-aircraft fleet of China's largest carrier, China Southern Airlines.

On prospects for the current financial year, Mr Tan said, "Barring unforeseen circumstances, we expect the Company's revenue to remain strong in FY2002/03."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.7 billion in FY2001/02, with 83% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

For more information, please contact:

Chia Peck Yong
Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

MASNET No. 106 OF 20.05.2002
Announcement No. 118

SIA ENGINEERING COMPANY LIMITED

PRESENTATION TO ANALYSTS ON 20 MAY 2002: REVIEW OF SIAEC PERFORMANCE - 1 APRIL 2001 TO 31 MARCH 2002

Analyst briefing 20 May-Final.pps

Submitted by Devika Rani Davar, Company Secretary on 20 May 2002 to the SGX

SIA ENGINEERING COMPANY

Review of SIAEC Performance

1 April 2001 – 31 March 2002

Financial Highlights

Summary of Group Results

	FY01/02 S$M	FY00/01 S$M	Growth (%)
Turnover	835.6	654.4	+27.7
Operating Profit	209.4	122.2	+71.4
Profit After Tax	223.2	115.8	+92.7
Profit Attributable to Shareholders	223.0	115.9	+92.4
Economic Value Added	150.9	52.2	+189.1

Revenue By Activities

	FY01/02 (S$M)	FY00/01 (S$M)	Growth (%)
Airframe & Component Overhaul	511.4	392.1	+30.4
Line Maintenance	324.2	262.3	+23.6
Revenue	835.6	654.4	+27.7
Interest Income	5.7	7.7	-26.0
TOTAL REVENUE	841.3	662.1	+27.1

SIA ENGINEERING COMPANY

Revenue Composition

	FY01/02 (S$M)	FY00/01 (S$M)	Growth (%)
Labour Revenue	550.7	459.8	+19.8
Material Revenue	245.7	160.5	+53.1
Others	39.2	34.1	+15.0
Revenue	835.6	654.4	+27.7

Group Expenditure

	FY01/02 (S$M)	FY00/01 (S$M)	Growth (%)
Staff costs	266.1+	307.6	-13.5
Materials	246.6	160.5	+53.6
Overheads	119.2*	71.8#	+66.0
EXPENDITURE	631.9	539.9	+17.0

+ Nil provision for profit-sharing bonus

* Offset by doubtful debt recovery of $15.2M

Offset by doubtful debt recovery of $30.4M

Profitability

	FY01/02 (S$M)	FY00/01 (S$M)	Growth (%)
Operating Profit	209.4	122.2	+71.4
Share of associate/joint venture profits	42.4	4.1	-
Profit before tax	252.5	129.2	+95.4
Profit after tax	223.2	115.8	+92.7
Net Profit Margin (%)	26.7	17.7	+9.0 pts

Joint Ventures

No. of Joint Ventures in 4 Countries	16
Equity Holding	5%-65%
Combined Revenue in FY01/02	S$1.7B
Revenue from Non-SIA Customers	83%
SIAEC Grp Revenue from Non-SIA Customers based on Equity Holding	34%
Combined Staff Strength of Joint Ventures	4,300

Joint Ventures Return on Investment*

	Equity (%)
• PRATT & WHITNEY	
Combustor Airmotive Services	49.0
Eagle Services Asia	49.0
Fuel Accessory Service Technologies	49.0
PWA International Ltd	49.0
IAT – Asia	33.3
Asian Surface Technologies	29.0
Asian Compressor Technology Services	24.5
Turbine Coating Services	24.5
• ROLLS-ROYCE	
International Engine Component Overhaul	50.0
Singapore Aero Engine Services	50.0
• GOODRICH	
Rohr Aero Services – Asia	30.0
• SNECMA GROUP	
Messier Services Asia	40.0
• CONSORTIUM WITH OTHER AIRLINES	
Pan Asia Pacific Aviation Services	47.1
• SUBSIDIARY	
Singapore Jamco	65.0

- **Total Inv = $202.9 M**
- **Return (FY01/02) = 19.3%**
- **Return (FY01/02) excl. SAESL & TCS = 27.3%**

	Return for FY01/02 (%)	Av Return from Date of Investment p.a. (%)
Total Joint Ventures	19.3	14.1
Joint Ventures (excl SAESL & TCS)	27.3	17.1

*exclude Taikoo & HAESL which are accounted for as trade investments

Cash Position

	FY01/02 (S$M)	FY00/01 (S$M)
Cash position at beginning of year	189	149
Cash generated from operations	166	137
Cash position at end of year	280	189

Financial Statistics

	FY01/02	FY00/01	Growth (%)
Shareholders' funds (S$M)	682.7	485.1	+40.8
NTA per share (cents)	68.3	48.5	+40.8
EPS (cents)	22.3	11.6	+92.4
Return on average shareholders' funds (%)	38.2	26.3	+11.9 pts

Productivity

	FY01/02	FY00/01	Change (%)
<u>At Company Level:</u>			
Average no. of employees	4,245	3,993	+6.3
Revenue Per Employee ($)	195,735	163,014	+20.1
Value Added Per Employee ($)	118,177	113,787	+3.9

Productivity

	FY01/02	FY00/01	Change (%)
<u>At Group Level:</u>			
Average no. of employees	4,293	4,037	+6.3
Revenue Per Employee ($)	194,652	162,095	+20.1
Value Added Per Employee ($)	124,892	113,463	+10.1

Proposed Dividend Payout for FY01/02

Dividends:		S$M
Interim -	1.5 cents/share#	11.3
Proposed Final -	3.0 cents/share#	27.4
TOTAL	4.5 cents/share#	38.7
Gross dividend yield (%)*		2.2
Payout ratio		20.3

10 cents par value

* based on share price of $2.07

Operations Review

The Year In Review

- Global aviation industry in worst-ever crisis
- MRO business resilient
  - Maintenance checks are mandatory
  - Maintenance based on flying hours, not payloads

New Services & Products

- Heavy maintenance checks for B777 and A340
- Trent 800 engine overhaul
- 'A' checks & other services at Line Maintenance
- On-site technical support for aircraft leasing companies
- Power-by-the-hour: charged based on flying hours

Expanding Our Capacity


SIA ENGINEERING COMPANY

- Hangar 3 commenced operations in October 2001
- Increased hangar capacity by 15%
- B777 'D' check shortened from 31 to 20 days

Extending Our Capabilities

STRATEGY: an Airline & OEM linked MRO provider


SIA
SIA Engineering Company
Original Equipment Manufacturers (OEM)

SIA ENGINEERING COMPANY

Extending Our Capabilities

- 16th joint venture, **IAT-Asia**, formed in Feb 2002

- The first in Asia to offer repair of tubes, ducts and manifolds



Extending Our Capabilities


SAESL
Official Opening
Singapore Aero Engine Serv
Trent engine over
Minister for

- **Singapore Aero Engine Services Limited (SAESL)** opened in Feb 02
- Capability for wide range of Trent engines
- Expected to handle 150 engines in the next 3 years

Extending Our Capabilities

- **Turbine Coating Services (TCS)** officially opened in Feb 02
- Only facility outside US with advanced specialised coating & plating equipment



Market Outlook

- Uncertainties in pace of global economic recovery and oil prices
- Many airlines still operate in an uncertain environment
- Airlines will increasingly look for total maintenance solutions to improve fleet operating efficiency



Organic Growth


AIR CANADA
SINGAPORE AIRLINES

- **Expand capacity**
  - 4th hangar in 2003
  - 5th hangar in 2004
  - Each hangar expands capacity by 15%

Market Outreach

- Continually evaluating opportunities to grow beyond Singapore

- In negotiations to acquire a stake in **Guangzhou Aircraft Maintenance Engineering Company (GAMECO)**

Staying On Course

Business model leverages on:

1. Industry trends
- more outsourcing
- total MRO solutions

2. Our unique strengths
- Airline & OEM linked MRO provider

SIA ENGINEERING COMPANY LIMITED

Announcement Of Appointment Of Director

Date of appointment:	21/05/2002 (DD/MM/YYYY)
Name:	Mr Jimmy Phoon Siew Heng
Age:	39
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	2000 to Present: Managing Director, Corporate Stewardship, Temasek Holdings (Private) Limited 15 Oct 99 to 2000: Senior Vice President, Corporate Stewardship, Temasek Holdings (Private) Limited Jul 1992 – Sep 1999 : Standard Chartered Merchant Bank Asia Limited

02 JUL 11 AM 12:29

Other directorships

Past (for the last five years)

1)	May 1999 – Sep 1999	Standard Chartered Merchant Bank Asia Limited
2)	Apr 2000 – Jan 2001	Tuas Power Ltd
3)	Apr 2000 – Jan 2002	SembCorp Gas Pte Ltd
4)	Feb 2001 – Feb 02	Cantonment Realty Pte Ltd
5)	Feb 2001 – Feb 02	Heliconia Realty Pte Ltd
6)	Feb 2001 – Feb 02	Vista Real Estate Investments Pte Ltd

Present

1)	29 Dec 00 – Present	ENV Corporation (Pte) Ltd
2)	01 Jan 01 – Present	PWD Corporation Pte Ltd
3)	01 Jan 01 – Present	Finlayson Alpha
4)	01 Jan 01 – Present	Finlayson Global Corporation Limited
5)	01 Jan 01 – Present	Finlayson One Pte Ltd
6)	01 Jan 01 – Present	Fullerton Global Corporation Limited
7)	01 Jan 01 – Present	Fullerton Management Pte Ltd
8)	01 Jan 01 – Present	MSD Consultants Pte Ltd
9)	15 Feb 01 – Present	Mapletree Investments Pte Ltd
10)	01 May 01 – Present	PowerGrid Limited
11)	02 May 01 – Present	SMRT Corporation Ltd
12)	25 Jun 01 – Present	Media Corporation of Singapore Pte Ltd *(Alternate Director)*
13)	01 Aug 01 – Present	International Development and Consultancy Corporation (Pte) Ltd
14)	03 Aug 01 – Present	Urban Management Company (1987) Pte Ltd
15)	01 Nov 01 – Present	Singapore Power Limited *(Alternate Director)*
16)	12 Dec 01 – Present	TIBS Holdings Ltd
17)	22 Dec 01 – Present	Trans-Island Bus Services Ltd
18)	15 Jan 02 – Present	Singapore Power International Pte Ltd
19)	21 May 02 – Present	Singapore Airport Terminal Services Ltd

Shareholding in the listed issuer and No

its subsidiaries:

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries: No

Conflict of interest: No

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?

○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**

○ Yes ● No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**

○ Yes ● No

Submitted by Devika Rani Davar, Company Secretary on 21/05/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notification Pursuant to Article 902(3)(c) of the Listing Manual

Pursuant to Article 902(3)(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that to the best of our knowledge, as at the date of this announcement, none of the persons occupying managerial positions in the Company is related to a director or substantial shareholder of the Company or any of its principal subsidiaries.

Submitted by Devika Rani Davar, Company Secretary on 21/05/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	20/05/2002
Date of change of deemed interest:	16/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Open market purchase

02 JUL 11 AM 12:23

Shares held in the name of registered holder

No. of shares of the change:	13,000
% of issued share capital:	0.0013
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.17
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,814,000	
% of issued share capital:	87.18	
No. of shares held after change:	871,827,000	
% of issued share capital:	87.18	
Total shares:	871,827,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 24/05/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

12 MAY 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6542 1723

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 20-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings) BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 16-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	13,000	2.17000	871,814,000	87.18%	871,827,000	87.18%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 20 May 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

0 0013

GOH YIN DEE (MISS)
MANAGER

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6542 1723

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 20-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 16-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET PURCHASE	13,000	2.17000	871,814,000	87.18%	871,827,000	87.18%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 20 May 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

Press Release

SIA Engineering Company signs service agreement with SALE

- A leading aircraft leasing company, SALE has 40 aircraft in service, with another 32 on firm order

SINGAPORE, 29 May 2002 - Mainboard-listed **SIA Engineering Company Limited** has signed a technical support services agreement with Singapore Aircraft Leasing Enterprise Private Limited (SALE), a leading aircraft leasing company.

SALE currently has a portfolio of 40 aircraft in service, with another 32 on firm order from Airbus and Boeing for delivery up to 2008.

Under the terms of the agreement, SIA Engineering Company will undertake maintenance of SALE-owned aircraft undergoing transition from one lessee to another, as well as major modification work. Additionally, SIA Engineering will provide quality inspection services of SALE's aircraft undergoing production at the manufacturers' assembly plants.

SIA Engineering Company's Chief Executive Officer, Mr William Tan said: "SIA Engineering is committed to providing high quality, total support for all its customers."

"This service agreement with SALE highlights the growing importance that leasing companies, airlines and cargo carriers are placing on managing the total life-cycle costs of their aircraft. To achieve higher fleet operating efficiency and aircraft preserved values, operators are increasingly seeking maintenance partners, such as SIA Engineering, who can offer integrated, total maintenances solutions," Mr Tan added.

Mr Robert Martin, SALE's Managing Director, said: "As a global player, we need to ensure that aircraft in transition are maintained to the best possible standards, both for our customers and in order to protect long-term residual values. We are fortunate to have one of the world's leading aircraft engineering organisations as a partner and look forward to meeting our common goal of technical excellence."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 220 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of these joint ventures is approximately S$1.7 billion in FY2001/02, with 83% coming from non-Singapore Airlines customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

About Singapore Aircraft Leasing Enterprise (SALE)

Established in 1993, SALE has swiftly grown to become a major aircraft lessor. The company currently has a portfolio of 40 modern aircraft, with another 32 on firm order from Airbus and Boeing for delivery through 2008. The company has offices in Singapore, London, Washington D.C. and San Diego, California.

For more information, please contact:

Chia Peck Yong
Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holidngs (Private) Limited
Date of notice to company:	24/05/2002
Date of change of deemed interest:	22/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	266,000
% of issued share capital:	0.0266
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.28940
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,827,000	
% of issued share capital:	87.18	
No. of shares held after change:	871,561,000	
% of issued share capital:	87.16	
Total shares:	871,561,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 03/06/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

2 MAY 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 24-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 22-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(266,000)	2.28940	871,827,000	87.18%	871,561,000	87.16%

0 0266

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 23 May 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

TOTAL P.01

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 24-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 22-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(266,000)	2.28940	871,827,000	87.18%	871,561,000	87.16%

\+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 23 May 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/05/2002
Date of change of deemed interest:	23/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	25,000
% of issued share capital:	0.0025
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.25820
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,561,000	
% of issued share capital:	87.16	
No. of shares held after change:	871,536,000	
% of issued share capital:	87.15	
Total shares:	871,536,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 03/06/2002 to the SGX

(CORPORATE)

3 MAY 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 30-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 23-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(25,000)	2.25820	871,561,000	87.16%	871,536,000	87.15%

0.0025

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 29 May 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/05/2002 (DD/MM/YYYY)
Date of change of deemed interest:	29/05/2002 (DD/MM/YYYY)
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	43,000
% of issued share capital:	0.0043%
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.27220
No. of shares held before change:	
% of issued share capital:	%
No. of shares held after change:	
% of issued share capital:	%

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,240,000	
% of issued share capital:	87.12%	%
No. of shares held after change:	871,197,000	
% of issued share capital:	87.12%	%
Total shares:	871,197,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 03/06/2002 (DD/MM/YYYY) to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/05/2002 (DD/MM/YYYY)
Date of change of deemed interest:	28/05/2002 (DD/MM/YYYY)
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	207,000
% of issued share capital:	0.0207%
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.21810
No. of shares held before change:	
% of issued share capital:	%
No. of shares held after change:	
% of issued share capital:	%

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,447,000	
% of issued share capital:	87.14%	%
No. of shares held after change:	871,240,000	
% of issued share capital:	87.12%	%
Total shares:	871,240,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 03/06/2002 (DD/MM/YYYY) to the SGX

SIA ENGINEERING COMPANY LIMITEI

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/05/2002
Date of change of deemed interest:	24/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	89,000
% of issued share capital:	0.0089
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.22000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,536,000	
% of issued share capital:	87.15	
No. of shares held after change:	871,447,000	
% of issued share capital:	87.14	
Total shares:	871,447,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 03/06/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

31 MAY 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 31-May-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings) BEFORE CHANGE NO OF SHARES	BEFORE CHANGE % OF ISSUED CAPITAL	AFTER CHANGE NO OF SHARES	AFTER CHANGE % OF ISSUED CAPITAL
* 24-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(89,000)	2.22000	871,536,000	87.15%	871,447,000	87.14%
* 28-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(207,000)	2.21810	871,447,000	87.14%	871,240,000	87.12%
* 29-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(43,000)	2.27220	871,240,000	87.12%	871,197,000	87.12%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* These transactions were reported to us on 31 May 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN OEE (MISS)
MANAGER

TOTAL P.01

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	03/06/2002
Date of change of deemed interest:	29/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	371,000
% of issued share capital:	0.0371
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.27760
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	871,197,000	
% of issued share capital:	87.12	
No. of shares held after change:	870,826,000	
% of issued share capital:	87.08	
Total shares:	870,826,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 10/06/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

-3 JUN 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 3-Jun-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 29-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(371,000)	2.27760	871,197,000	87.12%	870,826,000	87.08%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 31 May 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

TOTAL P.01

VICE PRESIDENT
(CORPORATE)

3 JUN 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 3-Jun-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 29-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(371,000)	2.27760	871,197,000	87.12%	870,826,000	87.08%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 31 May 02 (evening)

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	04/06/2002
Date of change of deemed interest:	30/05/2002
Name of registered holder:	CDP: DBS Nominees
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	210,000
% of issued share capital:	0.021
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.29000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,826,000	
% of issued share capital:	87.08	
No. of shares held after change:	870,616,000	
% of issued share capital:	87.06	
Total shares:	870,616,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 10/06/2002 to the SGX

VICE PRESIDENT (CORPORATE)

4 JUN 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 4-Jun-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 30-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(210,000)	2.29000	870,826,000	87.08%	870,616,000	87.06%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 3 Jun 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

TOTAL P.01

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 4-Jun-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings)			
					BEFORE CHANGE		AFTER CHANGE	
					NO OF SHARES	% OF ISSUED CAPITAL	NO OF SHARES	% OF ISSUED CAPITAL
* 30-May-02	CDP : DBS NOMINEES	+ DEEMED INTEREST - OPEN MARKET SALE	(210,000)	2.29000	870,826,000	87.08%	870,616,000	87.06%

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* This transaction was reported to us on 3 Jun 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GOH YIN DEE (MISS)
MANAGER

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/06/2002
Date of change of deemed interest:	14/05/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	16,000
% of issued share capital:	0.0016
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.17000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,629,000	
% of issued share capital:	87.06	
No. of shares held after change:	870,645,000	
% of issued share capital:	87.06	
Total shares:	870,645,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 10/06/2002 to the SGX

SIA ENGINEERING COMPANY LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/06/2002
Date of change of deemed interest:	10/05/2002
Name of registered holder:	CDP: Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	13,000
% of issued share capital:	0.0013
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	2.14000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	870,616,000	
% of issued share capital:	87.06	
No. of shares held after change:	870,629,000	
% of issued share capital:	87.06	
Total shares:	870,629,000	

No. of Warrants
No. of Options
No. of Rights
No. of Indirect Interest

Submitted by Devika Rani Davar, Company Secretary on 10/06/2002 to the SGX

VICE PRESIDENT
(CORPORATE)

6 JUN 2002

TEMASEK HOLDINGS (PRIVATE) LIMITED
8 Shenton Way #38-03 Temasek Tower Singapore 068811

TO: The Company Secretary
SIA Engineering Company Ltd
25 Airline Road
9th Floor Core C
Airline House
Singapore 819829
Fax : 6546 0679

TO: Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Fax : 6535 7919/7491/1158/2638
Attn : Mr Daryl Lam, Trading Management Department

REF: TS 3 JJ

DATE: 5-Jun-02

NOTICE OF SUBSTANTIAL SHAREHOLDER'S INTERESTS UNDER SECTIONS 82, 83 AND 84 OF THE COMPANIES ACT

DATE OF CHANGE	NAME OF REGISTERED HOLDERS	CIRCUMSTANCES BY REASON OF WHICH CHANGE HAS OCCURRED	NO OF SHARES OR AMT OF STOCK	UNIT PRICE (S$)	TOTAL SHARES HELD (including deemed holdings) BEFORE CHANGE NO OF SHARES	BEFORE CHANGE % OF ISSUED CAPITAL	AFTER CHANGE NO OF SHARES	AFTER CHANGE % OF ISSUED CAPITAL
* 10-May-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET PURCHASE	13,000	2.14000	870,616,000	87.06%	870,629,000	87.06%
* 14-May-02	CDP : KEPPEL INSURANCE PTE LTD	+ DEEMED INTEREST - OPEN MARKET PURCHASE	16,000	2.17000	870,629,000	87.06%	870,645,000	87.06%

0.0013
0.0016

+ Temasek Holdings is deemed to be interested in these shares under Section 7 of the Companies Act, Cap 50

* These transactions were reported to us on 5 Jun 02

Based on 1,000,000,000 shares issued (12 May 00)

All sales are discretionary sales unless stated otherwise

Temasek has no direct interest todate

GIAM LAY HOON (MS)
COMPANY SECRETARY